SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 1-SA

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017.

Kindara, Inc., f/k/a Conscious Cycles LLC

(Exact Name of Issuer as Specified in Charter)

DELAWARE	27-2680317
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

Box 380, 1630 30th Street Unit A, Boulder, Colorado 80301

(Address of principal executive offices)

Registrant’s telephone number, including area code:  (203) 940-3972

Item 1:	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Operating Results

Kindara, Inc., f/k/a Conscious Cycles LLC, was incorporated on April 22, 2010. Conscious Cycles LLC changed its name to Kindara Inc. on May 6, 2011 and converted from a Limited Liability Company to a C Corporation under the laws of Delaware and began generating revenues in 2015. The company has never realized net profits and has been operating at a net loss since inception.

Our net revenues totaled $403,688 for the six months ended June 30, 2017 compared with $211,111 in net revenues for the six months ended June 30, 2016. Our revenue was derived primarily from sales of Wink. Since launching Wink in 2016 Kindara has: (i) sold over 17,000 Wink thermometers through Kindara.com and Amazon.com and (ii) seen approximately 21,000 new downloads monthly.

Cost of net revenues (product manufacturing costs, and shipping to the United States) totaled $186,257 for the six months ended June 30, 2017 and $165,199 for the six months ended June 30, 2016. Our gross profit was 53.86% for the six months ended June 30, 2017 compared to 21.75% for the six months ended June 30, 2016. We attribute this increase to a full six months of selling Wink from January through June of 2017 versus only one month of selling Wink in June of 2016.

Operating expenses totaled $850,144 for the six months ended June 30, 2017 and $1,115,657 for the six months ended June 30, 2016, a decrease of $265,513 or about 24%. The primary components of this decrease were:

☐	Salaries totaled $249,743 for the six months ended June 30, 2017 and $641,214 for the six months ended June 30, 2016, a decrease of $391,471

☐	Development costs totaled $97,836 for the six months ended June 30, 2017 and $172,710 for the six months ended June 30, 2016, a decrease of $74,874

These decreases offset cost increases in:

☐	Contract labor costs totaled $208,444 for the six months ended June 30, 2017 and $83,298 for the six months ended June 30, 2016, an increase of $125,146

☐	Warehouse costs totaled $38,342 for the six months ended June 30, 2017 and $1,874 for the six months ended June 30, 2016, an increase of $36,468

☐	Royalty fees totaled $14,040 for the six months ended June 30, 2017 and $0 for the six months ended June 30, 2016, an increase of $14,040

As of June 30, 2017, the company had 5 full-time employees representing approximately $39,000 in monthly operating expenses. By October of 2017, we had 8 full time employees, representing approximately $59,000 in monthly operating expenses. We anticipate further increases in compensation and benefits as we adjust current salaries to market rates in order to reward and retain our talent.

Our net loss totaled $632,205 for the six months ended June 30, 2017 compared with a net loss totaling $1,069,614 for the six months ended June 30, 2016. This decrease in net loss was driven by a net decrease in operating expenses noted above, offset by increased Wink sales of approximately $200,000.

Although Kindara is not currently profitable, we expect to reach profitability within 2 years based on improved product margins, additional revenue streams (product expansion, app recurring revenue, strategic partnerships) and expanded distribution channels (retail, online and healthcare providers).

Additionally, we plan to develop our product pipeline, expand distribution internationally, and explore strategic partnerships. If we manage to achieve this, our cost of goods sold will decline and profitability should increase with the larger scale of production and increased sales.

Wink 1.0 margins are approximately 28% and we anticipate margins for Wink 2.0 may be over 65% as we source lower cost manufacturing parts and services while maintaining design, quality and output. The addition of future products may add diversified recurring revenue streams. Examples of these new products include: Kindara DNA, continued iterations of the Kindara app and FAM charting education counselors.

To achieve profitability, operating expenses will also need to be optimized. Currently, we are focused on selling Wink 1.0, updating our app and developing Wink 2.0 which entails working with a product design company in Hong Kong. Once we are able to establish additional sales channels for Wink we will be able to scale back certain operating expenses (e.g. marketing and R&D) thus increasing net profits. To be clear, Kindara will still make investments in R&D and marketing initiatives, but the proportion of those expenditures as they relate to revenue and total expenses will decrease.

Liquidity and Capital Resources

As of June 30, 2017, we had $152,285 of cash and cash equivalents.

We will be able to conduct operations for a minimum of 6 months with our current cash on hand without regard to the proceeds we expect to receive from the Regulation A offering.

Item 2:	Other Information.

None

Item 3:	Financial Statements.

Kindara, Inc.

A Delaware Corporation

Financial Statements

June 30, 2017 (Unaudited) and December 31, 2016

KINDARA, INC.

KINDARA, INC.

BALANCE SHEETS

As of June 30, 2017 (unaudited) and December 31, 2016

	June 30, 2017 (unaudited)	December 31, 2016*

Assets
Current assets:
Cash and cash equivalents	$152,285	$213,684
Inventory	267,135	383,153
Prepaid expenses and other current assets	38,110	4,740
Total current assets	457,530	601,577
Furniture, fixtures, machinery and equipment:
Furnitures and fixtures	2,708	2,708
Computer equipment	29,004	29,004
Machinery and equipment	81,573	81,573
Total furniture, fixtures, machinery and equipment	113,285	113,285
Less accumulated depreciation	(38,577)	(25,928)
Net property, furniture, furnishings, and equipment	74,708	87,357
Total assets	$532,238	$688,934

Current liabilities:
Accounts payable	$163,257	$104,686
Accrued and other current liabilities	101,274	106,430
Deferred revenue	26,208	33,884
Notes payable	25,000	—
Total current liabilities	315,739	245,000
Total liabilities	315,739	245,000
Commitments and contingencies
Stockholders' equity:
Common stock; $.00001 par value; 27,000,000 shares authorized; issued and outstanding 4,463,909 shares each at June 30, 2017 and December 31, 2016	45	45
Series Seed I preferred stock; $.00001 par value; 11,750,000 shares authorized; issued and outstanding 11,627,544 shares each at June 30, 2017 and December 31, 2016, liquidation preference of $6,174,226 each at June 30, 2017 and December 31, 2016.	116	116
Series Seed II preferred stock; $.00001 par value; 7,000,000 shares authorized; issued and outstanding 6,721,424 and 4,903,242 shares at June 30, 2017 and December 31, 2016, respectively; liquidation preference of $1,478,713 and $1,078,713 at June 30, 2017 and December 31, 2016, respectively.	67	49
Additional paid-in capital	6,738,117	6,333,365
Accumulated deficit	(6,521,846)	(5,889,641)
Total stockholders' equity	216,499	443,934
Total liabilities and stockholders' equity	$532,238	$688,934

* These numbers were derived from the audited financial statements for the year ended December 31, 2016. See accompanying notes, which are an integral part of these financial statements.

KINDARA, INC.

STATEMENTS OF OPERATIONS

For the six months ended June 30, 2017 and 2016 (unaudited)

	2017 (unaudited)	2016 (unaudited)
Revenues:
Sales of product, net	$403,688	$211,111
Total revenue	403,688	211,111

Cost of goods sold:
Cost of goods sold	186,257	165,199
Total cost of goods sold	186,257	165,199

Gross margin	217,431	45,912

Operating expenses:
Salaries and related	249,743	641,214
General and administrative	176,615	165,228
Development costs	97,836	172,710
Contract labor	208,444	83,298
Warehouse	38,342	1,874
Sales and marketing	36,467	33,711
Royalty fees	14,040	—
Depreciation	12,649	8,148
Share-based compensation	16,008	9,474
Total operating expenses	850,144	1,115,657
Loss from operations	(632,713)	(1,069,745)
Other income:
Interest income	—	25
Other income	508	106
Total other income	508	131
Net loss	$(632,205)	$(1,069,614)

Weighted-average vested common shares outstanding
- Basic and Diluted	5,430,760	4,987,972

Net loss per common share
- Basic and Diluted	$(0.12)	$(0.21)

See accompanying notes, which are an integral part of these financial statements.

KINDARA, INC.

STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2017 and 2016 (unaudited)

	June 30, 2017 (unaudited)	June 30, 2016 (unaudited)
Cash flows from operating activities:
Net loss	$(632,205)	$(1,069,614)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	12,649	8,148
Share-based compensation	16,008	9,474
Changes in assets and liabilities:
Accounts receivable	—	(2,351)
Inventory	116,018	(348,372)
Prepaid expenses and other current assets	(33,370)	1,360
Accounts payable	58,571	(115,599)
Accrued and other current liabilities	(5,156)	48,439
Deferred revenue	(7,676)	44,065
Deposits	—	41,501
Net cash used in operating activities	(475,161)	(1,382,949)
Cash flows from investing activities:
Purchase of furniture,fixtures, machinery and equipment	—	(12,095)
Net cash used in investing activities	—	(12,095)
Cash flows from financing activities:
Proceeds from the issuance of Series Seed II Preferred shares	400,000	—
Proceeds from borrowing on debt	25,000	—
Offering costs for issuance of preferred shares	(11,238)	—
Net cash provided by financing activities	413,762	—
Net decrease in cash and cash equivalents	(61,399)	(1,395,044)
Cash and cash equivalents – beginning of period	213,684	1,474,318
Cash and cash equivalents – end of period	$152,285	$79,274

See accompanying notes, which are an integral part of these financial statements.

KINDARA, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2017 and December 31, 2016 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

Kindara, Inc., f/k/a Conscious Cycles, LLC(the “Company”), is a corporation organized April 22, 2010. Conscious Cycles, LLC changed its name to Kindara, Inc. on May 6, 2011 and converted from a limited liability company to a corporation under the laws of Delaware. The Company develops a fertility awareness application for iPhone and Android. It develops Kindara Fertility Tracker, a fertility tracking application that helps women to get pregnant faster, avoid pregnancy naturally, or better understand their cycles. The Company also offers Wink, an oral fertility thermometer that records BBT and syncs automatically with the Kindara application. The Company sells the Wink product through distributors. The Kindara app is available, free of charge, to download from the Apple App Store or on Google Play.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated profits since inception, has sustained net losses of $632,205 and $1,069,614 for the six months ended June 30, 2017 and 2016, respectively, and has an accumulated deficit of $6,521,846 and $5,889,641 as of June 30, 2017 and December 31, 2016, respectively. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

KINDARA, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2017 and December 31, 2016 and for the periods then ended

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Inventory

Inventory is stated at the lower of cost or market and accounted for using a standard cost method. The inventory balances as of June 30, 2017 and December 31, 2016 consist of finished goods of approximately $56,000 and $169,400, respectively, and raw materials of approximately $211,100 and $213,800, respectively. The Company has outsourced the production, warehousing and fulfillment of its inventory to a third parties. The Company evaluates the carrying value of its inventory for obsolescence and impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable and adjustments are recognized in the statement of operations in the period such adjustment is determined.

Capital Assets

Furniture, fixtures, machinery and equipment are recorded at cost. Depreciation is recorded for furniture, fixtures, machinery and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at June 30, 2017 and December 31, 2016 consist of furniture, fixtures, machinery and equipment with 3-7 year lives.

KINDARA, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2017 and December 31, 2016 and for the periods then ended

Depreciation charges on furniture, fixtures, machinery and equipment are included in general and administrative expenses and amounted to $12,649 and $8,148 as of June 30, 2017 and 2016, respectively.

Intangible Assets

The Company capitalizes costs related to obtaining and filing patents and trademarks, and commences amortization over the patent’s estimated useful life, typically 15 years, when a patent is successfully filed and does not amortize trademark costs based on the determination of a perpetual useful life. To date, the Company has not capitalized any costs related to obtaining and filing patents and trademarks as the cost has not been material. Therefore, the Company has not recorded an intangible asset, nor any amortization expense for the six months ending June 30, 2017 and 2016.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Sales tax is collected on sales in Colorado and these taxes are recorded as a liability until remittance. The Company estimates warranty cost based on its historic results and policies in place at the sale date, and records a warranty reserve for this estimate.

Merchant Account Fees

The Company includes credit card merchant account fees as general and administrative in the statement of operations. As of June 30, 2017 and 2016, the Company had merchant account fees of approximately $0 and $7,000, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

KINDARA, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2017 and December 31, 2016 and for the periods then ended

Research and Development

Research and development ("R&D") costs are charged to expense as incurred. R&D expenses consist primarily of salaries, project materials, contract labor and other costs associated with ongoing product development and enhancement efforts. R&D expenses were approximately $156,814 and $197,829 for the six months ended June 30, 2017 and 2016, respectively and are included in development costs in the Statements of Operations.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following:

	6/30/2017	6/30/2016
Preferred stock	18,348,968	11,627,544
Stock options	5,208,271	1,356,956
Total potentially dilutive shares	23,557,239	12,984,500

KINDARA, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2017 and December 31, 2016 and for the periods then ended

As all potentially dilutive securities are anti-dilutive as of June 30, 2017 and December 31, 2016, diluted net loss per share is the same as basic net loss per share for each period.

Recently Issued Accounting Pronouncements

Changes to accounting principles generally accepted in the United States of America (U.S. GAAP) are established by the Financial Accounting Standards Board (FASB) in the form of accounting standards updates (ASU’s) to the FASB’s Accounting Standards Codification. The Company considers the applicability and impact of all new or revised ASUs.

NOTE 4: DEBT

In March 2017, the Company issued a demand note for $25,000, principal and interest of which shall be due and payable at any time upon 15 days’ written notice to the Company. The demand note accrues interest at 5% per annum payable upon repayment of the principal amount.

In April 2017, the Company entered into a revolving note up to $300,000 secured by the assets of the Company and accompanied by a 5-year warrant to purchase up to 270,000 shares of $0.00001 par value common stock exercisable at $0.067 per share. As of June 30, 2017, the Company had not drawn upon the line.

NOTE 5: EQUITY TRANSACTIONS

2017

During the six months ended June 30, 2017, the Company’s stockholders consented to an amendment to the second amended and restated certificate of incorporation of the Company which increased the authorized number of Series Seed II Preferred stock by an additional 2,000,000 shares for a total of 7,000,000 authorized shares of Series Seed II Preferred stock and increased the authorized number of common stock by an additional 2,000,000 shares for a total of 29,000,000 authorized common shares.

During the six months ended June 30, 2017, the Company issued 1,818,182 shares of its Series Seed II Preferred stock and received proceeds of $400,000.

KINDARA, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2017 and December 31, 2016 and for the periods then ended

In April 2017, the Company issued a warrant to purchase up to 270,000 shares of $0.00001 par value common stock, in connection with a revolving note agreement, exercisable at $0.067 per share for a period of five years. The Company used the Black Scholes pricing model to estimate the fair value of the warrant granted at $7,199. The assumptions used in calculating such value included a risk-free interest rate of 1.85%, expected volatility of 42.93%, and expected life of 5 years and a dividend rate of 0.

During the six months ended June 30, 2017, the Company engaged SI Securities, LLC (SeedInvest) as its exclusive placement agent for the Company’s offering of up to $3,500,000 in Series A Preferred Stock, at a purchase price of $0.25 per share, under Regulation A under Section 3(b) of the Act.  The Company qualified with the SEC under Regulation A on September 29, 2017 and the initial closing occurred on November 1, 2017.  $463,488.63 has been received in 2017 to date under the offering.

During the six months ended June 30, 2017, the Company increased the common stock reserved for the 2011 Equity Incentive Plan to 5,597,500.

During the six months ended June 30, 2017, the Company issued an option to purchase 2,515,512 shares of its $0.00001 par value common stock at a strike price of $0.067 to Ira Hernowitz in connection with his employment agreement dated September 15, 2016. At the date of issuance 514,241 shares vested immediately and the remaining 2,001,271 options vest monthly over a period of four years commencing retroactively to June 2, 2016 and ending June 2, 2020. The Company used the Black Scholes option pricing model to estimate the fair value of the options granted at $84,853. The assumptions used in calculating such value included a risk-free interest rate of 2.18%, expected volatility of 46.18%, and expected life of 7 years and a dividend rate of 0.

During the six months ended June 30, 2017, the Company issued options to two employees to purchase a total of 628,874 shares of its $0.00001 par value common stock at a strike price of $0.067. The options vest monthly over a period of four years commencing retroactively to July 27, 2016 and ending July 27, 2020. The Company used the Black Scholes option pricing model to estimate the fair value of the options granted at $21,055. The assumptions used in calculating such value included a risk-free interest rate of 2.18%, expected volatility of 46.18%, and expected life of 7 years and a dividend rate of 0. Both employees were terminated during the six months ended June 30, 2017 and did not exercise the options as vested.

During the six months ended June 30, 2017, the Company issued options to six employees to purchase a total of 110,000 shares of its $0.00001 par value common stock at a strike price of $0.067. The options vest monthly over a period of four years commencing January 9, 2017 and ending January 9, 2021. The Company used the Black Scholes option pricing model to estimate the fair value of the options granted at $3,683. The assumptions used in calculating such value included a risk-free interest rate of 2.18%, expected volatility of 46.18%, and expected life of 7 years and a dividend rate of 0.

KINDARA, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2017 and December 31, 2016 and for the periods then ended

During the six months ended June 30, 2017, the Company issued options to purchase a total of 1,147,195 shares of its $0.00001 par value common stock at a strike price of $0.067 to an employee in connection with her employment agreement dated May 12, 2017. The options vest monthly over a period of four years commencing May 5, 2017 and ending May 5, 2021. The Company used the Black Scholes option pricing model to estimate the fair value of the options granted at $44,431. The assumptions used in calculating such value included a risk-free interest rate of 2.14%, expected volatility of 56.40%, and expected life of 7 years and a dividend rate of 0.

2016

During the six months ended June 30, 2016, the Company issued options to purchase a total of 10,000 shares of its $0.00001 par value common stock at a strike price of $0.114 to an employee. The options vest monthly over a period of four years with a one year cliff commencing retroactively to November 3, 2015 and ending November 3, 2019. The Company used the Black Scholes option pricing model to estimate the fair value of the options granted at $422. The assumptions used in calculating such value included a risk-free interest rate of 1.59%, expected volatility of 32.47%, and expected life of 7 years and a dividend rate of 0. The employee was terminated during 2016 and did not exercise the options as vested.

During the six months ended June 30, 2016, the Company issued options to purchase a total of 1,677,000 shares of its $0.00001 par value common stock at a strike price of $0.114 to an employee per her employment agreement. One quarter of the options vest one year from issuance with the remaining options vesting 25% annually over a period of four years commencing March 14, 2016 and ending March 14, 2020. The Company used the Black Scholes option pricing model to estimate the fair value of the options granted at $70,736. The assumptions used in calculating such value included a risk-free interest rate of 1.59%, expected volatility of 32.47%, and expected life of 7 years and a dividend rate of 0. The employee was terminated during 2016 and no options had vested prior to termination.

NOTE 6: LEASE OBLIGATIONS

For the period January 1 through April 3, 2016, the Company occupied office space on a month-to-month basis with no formal lease in place.

KINDARA, INC.

NOTES TO UNAUDITED FINANCIAL STATEMENTS

As of June 30, 2017 and December 31, 2016 and for the periods then ended

Effective April 4, 2016, the Company entered into a lease agreement for office space. The lease term commenced April 4, 2016 and expires on June 30, 2019. Monthly lease obligations under the agreement included base rent of $5,466 per month plus operating costs of $2,759, but subject to actual expenses. A $32,700 deposit was paid at the commencement of the lease. The Company defaulted on this lease in July 2016 and reached a settlement agreement with the landlord in February 2017.

Since August 2016, the Company occupies office space effective on a month-to-month basis with no formal lease in place and pays $1,000 per month.

The Company has no minimum future lease obligations as of June 30, 2017.

NOTE 7: COMMITMENTS AND CONTINGENCIES

In 2015, the Company entered into an agreement with a third party for joint development of a Bluetooth based basal body thermometer. In exchange for transferring all rights to the Company and maintaining the hardware, firmware and API, the third party will receive a royalty on each unit sold based on a set schedule ranging from $2.00 per unit to $10.00 per unit, depending on the number of units sold.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through December 28, 2017, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements other than described below.

On September 29, 2017, the Company qualified with the SEC under Regulation A for its offering of up to $3,500,000 in Series A Preferred stock at a purchase price of $0.25 per share. The initial closing occurred on November 1, 2017.  $463,488.63 has been received to date under the offering.

In October 2017, the Company borrowed $100,000 on its revolving loan. The balance was paid in full in November 2017.

In December 2017, the Company signed a sublease agreement for $2,500 per month for a twelve-month period.

Item 4:	Exhibits.

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Kindara, Inc

Date:	December 28, 2017
By	/s/ Ira Hernowitz
Ira Hernowitz
Chief Executive Officer

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